Mail Stop 4561

December 19, 2008

Timothy M. Leyden
Executive Vice President and
Chief Financial Officer
Western Digital Corporation
20511 Lake Forest Drive
Lake Forest, California 92630

> **Re:** **Western Digital Corporation**
> **Form 10-K for Fiscal Year Ended June 27, 2008**
> **Filed August 20, 2008**
> **Form 10-Q for the Quarterly Period Ended September 26, 2008**
> **Filed October 31, 2008**
> **Form 8-K filed December 17, 2008**
> **File No. 001-08703**

Dear Mr. Leyden:

We have reviewed your response letter dated December 16, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 20, 2008.

Form 8-K filed December 17, 2008

1.   We note in your 8-K filed on December 17, 2008 that you committed to a business restructuring plan that consists of, among other things, asset impairment charges of approximately $90 million. Clarify what assets the impairment charges relate to and how these charges were determined.

2.   We also note that there was a significant decline in your market capitalization during the first three months of fiscal 2009. It appears that this is a triggering event that would require you to reassess your goodwill for impairment. Please tell us what consideration you gave to reassessing the recoverability of your goodwill

for the second quarter of fiscal 2009. If you do not plan on performing impairment tests during the second quarter of fiscal 2009, please explain why. To the extent that impairment tests were performed, tell us how you determined whether or not an impairment of goodwill existed.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief